1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2008
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Board Approves Cancellation of Treasury Shares

Reduces Total Issued Shares by 1.07 Percent
Hsin-Chu, Taiwan, R.O.C., November 11, 2008 — TSMC’s Board of Directors today approved a plan to cancel 278,875,000 treasury shares repurchased from the open market between August 13 and October 12, 2008. In addition, the Board of Directors set November 19, 2008 as the record date for the capital reduction. The shares to be cancelled make up some 1.07 percent of total issued shares, and the cancellation will reduce TSMC’s registered capital stock by NT$2,788.75 million to approximately NT$256,253 million.
The Board of Directors also approved the promotion of Mr. Rick Cassidy to Vice President of TSMC. Mr. Cassidy is currently the President of TSMC North America, and will continue to serve in that position.
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TSMC Spokesperson	TSMC Acting Spokesperson:	For Further Information:

Ms. Lora Ho Vice President and CFO Tel: 886-3-566-4602	Mr. J.H. Tzeng Deputy Director, PR Department, TSMC Tel: 886-3-505-5028 Mobile: 886-928-882607 Fax: 886-3-567-0121 E-Mail: jhtzeng@tsmc.com	Michael Kramer Principal Specialist, PR Department, TSMC Tel: 886-3-505-6216 Mobile: 886-926-026-632 Fax: 886-3-567-0121 E-Mail: pdkramer@tsmc.com	Dana Tsai Senior Administrator, PR Department, TSMC Tel: 886-3-505-5036 Mobile: 886-920-483591 Fax: 886-3-567-0121 E-Mail: dana_tsai@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: November 11, 2008	By	/s/ Lora Ho
Lora Ho Vice President & Chief Financial Officer